
TATA


05008294

5th May 2004

BJ/SH-L2/ 165

99

82-3733

SUPPL

The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

A meeting of the Board of Directors of the Company will be held on Monday, 30th May 2005 at Bombay House to consider inter alia the final accounts and recommendation of dividend (if any) for the year ended 31st March 2005.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
MAY 24 2005
THOMSON
FINANCIAL

dw 5/24


SEC MAIL PROCESSING
RECEIVED
2005
WASH, D.C.
SECTION